ARTICLES OF INCORPORATION

I

The name of this corporation is INTERNET ACQUISITION GROUP, INC.

II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the GENERAL CORPORATION LAW of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name and address in the State of California of this corporation's initial agent for serve of process is:

Name: STOECKLEIN LAW GROUP

Address: 402 West Broadway, Suite 400

City: San Diego

State: California

Zip: 92101

IV

This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to is 100,000,000 shares of common stock at $.001 par value.

/s/ Debra K. Amigone

Debra K. Amigone, Incorporator